Exhibit 4.29

October 2014

Nick Read

Chief Financial Officer
Vodafone Group Plc
One Kingdom Street
Paddington

London

W2 6BY

Dear Nick

INDEMNIFICATION OF DIRECTORS

This letter is to confirm that you have the benefit of the following indemnity in relation to liability incurred in your capacity as a Director of Vodafone Group Plc (the “Company”). This indemnity is as wide as English law currently permits:

(i)

The Company will provide funds to cover costs as incurred by you in defending legal proceedings brought against you in your capacity as, or as a result of your being or having been, a Director of the Company including criminal proceedings and proceedings brought by the Company itself or an associated company;

(ii)

The Company will indemnify you in respect of any proceedings brought by third parties, including both legal and financial costs of an adverse judgment brought against you in your capacity as, or as a result of your being or having been, a Director of the Company; and

(iii)	The Company will indemnify you for liability incurred in connection with any application made to a court for relief from liability, where the court grants such relief.

For the avoidance of doubt, the indemnity granted does not cover:

(i)	Unsuccessful defence of criminal proceedings, in which instance the Company would seek reimbursement for any funds advanced;

(ii)	Unsuccessful defence of an action brought by the Company itself or an associated company, in which instance the Company would seek reimbursement for any funds advanced;

(iii)	Fines imposed by regulatory bodies;

(iv)	Fines imposed in criminal proceedings; and

(v)

Liability incurred in connection with any application under Section 661(3) or (4) of the Companies Act 2006 (acquisition of shares by innocent nominee) or section 1157 of the Companies Act 2006 (general power to grant relief in case of honest and reasonable conduct), where the court refuses to grant you relief, and such refusal is final. (For reference, a summary of these sections is appended to this letter).

Vodafone Group Plc

Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England

T+44 1635 33251  F+44 1635 676746

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England.   Registered in England No. 1833679

Furthermore, the Company may, subject to the provisions of the Companies Act 2006 and the rules made by the UK Listing Authority, provide funds to cover costs as incurred by you in defending yourself in an investigation by a regulatory authority or against an action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by you in relation to the Company or an associated company.

It is a condition of the provision of this indemnity that you shall notify the Company without delay upon becoming aware of any claim or potential claim against you and that you have a duty to mitigate any loss incurred.

The Company maintains Directors and Officers insurance as additional cover for Directors which, if the insurance policy so permits, may provide funds in circumstances where the law prohibits the Company from indemnifying Directors.

If you have any queries in relation to this letter, please let me know.  Otherwise, please counter-sign the enclosed copy of this letter and return to me at your earliest convenience.

Yours sincerely

/s/ Vittorio Colao

I accept the terms of this letter.

/s/ Nick Read

Nick Read

Director

Vodafone Group Plc

Date: 28 October 2014

Appendix

Section 661 (3) and (4) Companies Act 2006

Section 661 of the Companies Act 2006 governs the situation where there are partly paid up shares issued to a Company nominee.  If the nominee is called upon to pay up but fails to do so, the Directors of the Company are jointly and severally liable with the nominee to pay such amount. Under this section however, the court is able to excuse the Director of his or her liability if it finds that the Director has acted honestly and reasonably in the circumstances and ought fairly to be excused from liability. If the Director is so excused, the indemnity provided by the Company will cover costs incurred by the Director in relation to the proceedings.  If the court refuses to grant such relief, the Company will not be permitted to indemnify the Director for costs incurred.

Section 1157 Companies Act 2006

The Court has power under section 1157 of the Companies Act 2006 in any proceedings that come before it concerning negligence, default, breach of duty or breach of trust against a Director to relieve him or her from liability if having regard to all the circumstances of the case it finds that the Director has acted honestly and reasonably and ought fairly to be excused from liability.  If the Director is excused, the Company will indemnify the Director for any costs incurred in relation to the proceedings but if relief is refused, the Company will not be permitted to indemnify the Director.